Exhibit 99.B(h)(8)

SEI INSTITUTIONAL MANAGED TRUST
EXPENSE LIMITATION AGREEMENT

This Agreement is made as of the 10th day of August, 2018 by and between SEI Institutional Managed Trust (the “Trust”), on behalf of the Core Fixed Income Fund (the “Fund”) and SEI Investments Global Funds Services (the “Administrator”).

WHEREAS, the Trust is a Massachusetts business trust, and is registered as an open-end management company of the series type under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund is a series of the Trust;

WHEREAS, the Trust and the Administrator have entered into an Administration and Transfer Agency Agreement dated December 10, 2003 (the “Administration Agreement”), as amended, pursuant to which the Administrator provides administrative and transfer agency services to the Fund for compensation based on the value of the average daily net assets of the Fund;

WHEREAS, the Administrator and/or its affiliates agree to waive and/or to reimburse expenses of the Fund as necessary to keep total operating expenses (excluding interest, taxes, Trustee fees and certain non-routine expenses) of the Fund from exceeding the annual rates as specified in Schedule A hereto; and

WHEREAS, the Trust and the Administrator have determined that it is appropriate and in the best interest of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject.

NOW THEREFORE, the parties hereto agree as follows:

1. Expense Limitation.

Until such time as this Agreement is terminated in accordance with Section 2 of this Agreement, the Administrator agrees that, to the extent that ordinary operating expenses incurred by the Fund in any fiscal year, including, but not limited to, investment advisory fees of the Adviser (but excluding nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, fees and expenses of pooled investment vehicles that are held by the Funds (i.e., “acquired fund fees and expenses “ as such term is used in Form N-1A), Trustee fees, service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business), exceed an annual rate as specified in Schedule A, such excess amount will be reimbursed by the Administrator and/or its affiliates or the Administrator and/or its affiliates will waive their respective fees.

2. Term and Termination of Agreement

This Agreement shall be effective as of the date first written above and shall continue in effect until January 31, 2021. The Agreement may be amended or terminated only with the consent of the Board of Trustees of the Trust.

3.         Miscellaneous.

3.1. Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the Fund and that no Trustee, officer or holder of shares of beneficial interest of the Funds shall be personally liable for any of the foregoing liabilities.

3.2. Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the administration fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Administration Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Administration Agreement or the 1940 Act.

3.3. Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized.

SEI Institutional Managed Trust, on	SEI Investments Global Funds Services
Behalf of the Core Fixed Income Fund

By:	By:
/s/ Stephen MacRae	/s/ Stephen Meyer

Name:	Name:
Stephen MacRae	Stephen Meyer

Title:	Title:
Vice President	Chief Executive Officer and President

SCHEDULE A

EXPENSE LIMITATIONS

This Agreement relates to the following Fund of the Trust:

Name of Fund	Expense Limitation
Core Fixed Income Fund — Class F	0.66%
Core Fixed Income Fund — Class Y	0.41%